Mail Stop 6010

March 3, 2008

Ms. Amy Yi Zhang
Chief Financial Officer
Suntech Power Holdings Co., Ltd.
17-6 Changjiang South Road
New District, Wuxi
Jiangsu Province 214028
People's Republic of China

   Re: Suntech Power Holdings Co., Ltd.
     Form 20-F for the Year Ended December 31, 2006
     File No. 000-32689

Dear Ms. Zhang:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

        Sincerely,

        Kevin Vaughn
        Branch Chief